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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
     --------------------------------------------------------------

                              Schedule 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                  Advanced Fibre Communications, Inc.
     --------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
     --------------------------------------------------------------
                     (Title of Class of Securities)

                              00754A 10 5
     --------------------------------------------------------------
                             (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following pages)

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CUSIP NO. 00754A 10 5   13G

1	NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Tellabs, Inc., a Delaware corporation, 36-3831568

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) (  )  (b) (  )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
        a Delaware corporation

                5   SOLE VOTING POWER
NUMBER                  6,340,234
OF                      (includes 600,000 shares issuable upon
SHARES                  exercise of a warrant)
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
                6   SHARED VOTING POWER
                              -0-

                7   SOLE DISPOSITIVE POWER
                        6,340,234
                        (includes 600,000 shares issuable upon
                        exercise of a warrant)

                8   SHARED DISPOSITIVE POWER
                              -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,340,234
        (includes 600,000 shares issuable upon exercise of a warrant)

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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
        ( )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.7%

12  TYPE OF REPORTING PERSON
        CO

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CUSIP NO. 00754A 10 5   13G

1	NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Brian Jackman, ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) (  )  (b) (  )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                5   SOLE VOTING POWER
NUMBER                     41,932
OF                      (includes 20,000 shares issuable
SHARES                  upon exercise of a warrant)
BENEFICIALLY
OWNED BY
REPORTING
PERSON
WITH
                6   SHARED VOTING POWER
                        6,340,234
                        (includes 600,000 shares issuable
                        upon exercise of a warrant)

                7   SOLE DISPOSITIVE POWER
                           41,932
                        (includes 20,000 shares issuable upon
                        exercise of a warrant)

                8   SHARED DISPOSITIVE POWER
                        6,340,234
                        (includes 600,000 shares issuable
                        upon exercise of a warrant)

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41,932
        (includes 20,000 shares issuable upon exercise of a warrant)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
        (X)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        >1%

12  TYPE OF REPORTING PERSON
        IN

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Item 1(a)       Name of Issuer:

                Advanced Fibre Communications, Inc.


Item 1(b)       Address of Issuer's Principal Executive Offices:

                One Willow Brook Court
                Petaluma, CA  94954


Item 2(a)-(c) Name, Principal Business Address and Citizenship of Persons Filing:

                This statement is being filed by Tellabs, Inc., a Delaware corporation, whose principal place of business is 4951 Indiana Avenue, Lisle, IL 60532.

                Brian Jackman is the Executive Vice President and a Director of Tellabs, Inc. Mr. Jackman's principal place of business is 4951 Indiana Avenue, Lisle, IL 60532. Mr. Jackman is a United States citizen.

                With respect to Mr. Jackman, this statement relates only to Mr. Jackman's indirect, beneficial ownership of shares of Common Stock of Advanced Fibre Communcations, Inc. owned directly by Tellabs, Inc., and certain shares of Common Stock of Advanced Fibre Communications, Inc. owned directly by Mr. Jackman.


Item 2(d)       Title of Class of Securities:

                Common Stock


Item 2(e)		CUSIP Number:

                00754A 10 5

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Item 3.         Not Applicable.


Item 4.         Ownership.


                A.  Tellabs, Inc.
                    ------------

                (a) Amount Beneficially Owned:  6,340,234 Shares

                (b) Percent of Class:  8.7%

                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the
                          vote: 6,340,234 (includes 600,000 shares issuable upon exercise of a warrant)

                    (ii)  shared power to vote or to direct the
                          vote:  -0-

                    (iii) sole power to dispose or to direct the
                          disposition of:  6,340,234 (includes
                          600,000 shares issuable upon exercise
                          of a warrant)

                    (iv) shared power to dispose or to direct the disposition of: -0-

                B.  Brian Jackman
                    -------------

                (a) Amount Beneficially Owned:  41,932 Shares
                    (excludes 6,340,234 shares of which the
                    reporting person disclaims beneficial
                    ownership)(1)

                (b) Percent of Class:  >1%

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                (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                          41,932 (includes 20,000 shares issuable
                          upon exercise of a warrant)

                    (ii)  shared power to vote or to direct the
                          vote:  6,340,234 (includes 600,000
                          shares issuable upon exercise of a
                          warrant)

                    (iii) sole power to dispose or to direct
                          the disposition of:  41,932 (includes
                          20,000 shares issuable upon exercise
                          of a warrant)

                    (iv) shared power to dispose or to direct the disposition of: 6,340,234 (includes
                          600,000 shares issuable upon exercise of a warrant)

(1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.


Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.


Item 6.         Ownership of More than Five Percent on Behalf of
                Another Person.

                Not Applicable.


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Item 7.         Identification and Classification of the Subsidiary
                Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable.


Item 8.         Identification and Classification of Members of the
                Group.

                Not Applicable.


Item 9.         Notice of Dissolution of Group.

                Not Applicable.


Item 10.        Certification.

                Not Applicable.


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                               SIGNATURE
                               ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 1998
                          TELLABS, INC.
                          s/Brian Jackman
                          ---------------------------------------------
                          Title:  Executive Vice President and Director
                                  -------------------------------------


                          BRIAN JACKMAN
                          s/Brian Jackman
                          ---------------------------------------------

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                             EXHIBIT INDEX
                             -------------

                                                Found on
                                              Sequentially
Exhibit                                       Numbered Page
-------                                       -------------

Exhibit A:  Agreement of Joint Filing              12